PURCHASE AGREEMENT

The RBB Fund, Inc., a Maryland corporation (the “Company”), and Emerald Mutual Fund Advisers Trust, a Delaware statutory trust (“Emerald”), intending to be legally bound, hereby agree with each other as follows:

1.  The Company hereby offers Emerald and Emerald hereby purchases one (1) share (the “Share”) of the F/m Emerald Special Situations ETF (par value $.001 per Share) (the “Fund”) at price per Share equivalent to the net asset value per Share of the Fund as determined on September 30, 2025.

2.  The Company hereby acknowledges receipt from Emerald of funds in the amount of $25 in full payment for the Share.

3.  Emerald represents and warrants to the Company that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of September 30, 2025.

THE RBB FUND, INC.

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title:	Chief Operating Officer, Chief Financial Officer, and Secretary

EMERALD MUTUAL FUND ADVISERS TRUST

By:	/s/ Kenneth G. Mertz
Name:	Kenneth G. Mertz
Title:	President